Exhibit 99.42

For Immediate Release

TSX: BXE

Bellatrix Exploration Ltd. provides Operational Update

Calgary, Alberta, September 6, 2011. Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is pleased to provide the following operational update.

After the extremely wet spring breakup, commencing in August 2011, the Company has four rigs drilling Cardium horizontal wells in central Alberta and is on track to fulfill its drilling goals for the remainder of 2011. Bellatrix currently plans to drill 36 gross wells (25.84 net) in the second half 2011 drilling program. The Company expects to drill approximately 27 gross Cardium horizontal wells (21.8 net) and 9 gross Notikewin horizontal wells (4.04 net) in the West Central area of Alberta in the second half 2011 program.

The Company’s drilling success and mapping revisions have resulted in increased inventory. The Company now has 400 net locations in the Cardium light gravity oil play and 174 locations in the Notikewin condensate rich gas resource play yielding over $2.1 billion in future development expenditures based on current costs of drilling.

Bellatrix continues to focus on the development of its core assets and conducts exploration programs utilizing its large inventory of geological prospects. As at June 30, 2011, Bellatrix has approximately 218,067 net undeveloped acres and including all opportunities has in excess of 900 exploitation drilling opportunities identified, representing over 10 years of drilling inventory based on annual cashflow. The Company continues to focus on adding Cardium prospective lands.

The Devonian aged Duvernay shale is emerging as one of the most promising resource plays in Canada. At the end of the second quarter of 2011, Bellatrix had acquired 49 gross (46 net) sections of Duvernay rights. After adjusting for recent expiries, the Company now controls 44 gross (43 net) sections of Duvernay rights in West Central Alberta. Bellatrix is currently planning to drill a horizontal Duvernay test well on the Company’s acreage in the first quarter of 2012.

Management is proposing a 2012 capital expenditure program of approximately $180 million which is anticipated to be finalized in the fourth quarter of 2011. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2012 plan is anticipated to provide 2012 average daily production of approximately 17,000 BOE per day. The 2012 capital expenditures are expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin resource plays.

Bellatrix recently entered into an additional price risk management contract consisting of a crude oil fixed price swap for 1,000 bbls/d for the period January 1, 2012 to December 31, 2012 at a price of CDN $90/bbl. As at September 6, 2011, Bellatrix has entered into commodity price risk management arrangements for 2012 as follows:

www.bellatrixexploration.com	MAIN	403-266-8670	2300, 530 – 8th Avenue SW
	FAX	403-264-8163	Calgary, AB Canada T2P 3S8

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude Oil fixed	Jan 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.00 CDN	$90.00 CDN	WTI
Crude Oil option	Jan. 1, 2012 to Dec. 31, 2012	833 bbl/d	—	$110.00 US	WTI

An updated corporate presentation is available on www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a growth oriented exploration and production company based in Calgary, Alberta, Canada.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

Forward looking statements: Certain information set forth in this news release, including management’s assessments of the future plans and operations including drilling plans and timing thereof, 2012 capital expenditure plan and nature of expenditures and 2012 average daily production may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix’s control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website ( www.sedar.com ), or at Bellatrix’s website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.